December 19, 2007

Via Edgar Filing and
Regular U.S. Mail

Ms. Hanna T. Teshome
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:       Caterpillar Inc.
Definitive 14A
Filed April 17, 2007
File No. 001-2007

Dear Ms. Teshome:

Pursuant to our telephone conversation of December 18, 2007, Caterpillar Inc.
 will provide a response to your letter of December 7, 2007 on or before January 14, 2008.

If you have any questions or concerns, please do not hesitate to contact me.

Very truly yours,

/s/Joseph H. Currin
Joseph H. Currin
Corporate Counsel